SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 24, 2003

DATATRAK International, Inc.

(Exact name of registrant as specified in its charter)

Ohio	000-20699	34-1685364
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

6150 Parkland Boulevard, Mayfield Heights, Ohio	44124
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (440) 443-0082

(Former Name or Former Address, if Changed Since Last Report)

Item 7. Financial Statements, Pro Forma Financial Information and Exhibits.

    (c) Exhibits.

        99.1   Press Release, dated March 24, 2003.

Item 9. Regulation FD Disclosure.

        Pursuant to Regulation FD, DATATRAK International, Inc. is furnishing a press release that it issued on March 24, 2003. The press release is attached hereto as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DATATRAK INTERNATIONAL, INC

Date: March 24, 2003

By: /s/ Terry C. Black

Terry C. Black
Vice President of Finance, Chief Financial
Officer, Treasurer and Assistant Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Press Release, dated March 24, 2003.